Filed by Galaxy Digital Inc.
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.
(Commission File No.: 132-02843)

The following are portions of an edited transcript of the Galaxy Digital Holdings Ltd Shareholder Update Conference Call held on November 15, 2021.

Michael Novogratz (Founder, Chief Executive Officer and Chairman): Because of that, I think it’s really clear to see that this is a growth industry and Galaxy is a growth company. Eighteen months ago, kind of pre-COVID, or maybe it was two years ago, we were roughly 80 people, and today the combined Galaxy BitGo entity would be 510 people. That’s a lot of growth.

. . . .

Regarding our U.S. listing, as we previously announced, subject to all required regulatory approvals and processes, we remain in progress to redomicile and list in the United States. We confidentially submitted a Registration Statement with the SEC relating to the move to the U.S. and are actively engaged in the comment process. We now expect to complete this process, to list in the U.S., in the first quarter of 2022.

Regarding our acquisition of BitGo, we expect to close this deal concurrently with our move to the U.S. in the first quarter.

Through this process, we’ve been running at full speed and continue to grow the business concurrently, taking advantage of market opportunities and progressing with our BitGo integration planning daily, and, as shareholders, you should be very excited for what Galaxy has accomplished this quarter and the combined Galaxy/BitGo can accomplish next year and going forward.

. . . .

Damien Vanderwilt (Co-President and Head of Global Markets): I think the accelerated investment activity is boosting valuations, as I mentioned. It’s adding to the number of crypto unicorns, which is notable. That number is standing at more than 20 crypto firms with valuations north of $1 billion. Notably, that group includes a few custody platforms, we think because financial services incumbents are looking to get into that space, whether through deals or partnerships. That’s, of course, part of the reason we are buying BitGo, the second largest crypto custodian in the world. Despite that $1.2 billion deal price setting a record at the time, we’re already seeing its smaller competitors appreciate in value. It seems like investors are realizing what we have known for a little while, which is that adding custody services in crypto is an integral step to becoming a leader across the space.

. . . .

I remember distinctly the world pre-announcing BitGo, where one of the most frequent questions I got from our clients is, “How and where do I securely store our digital assets?” Until May of this year, my team and I had been directing them to our network of trusted crypto custodial partners, and now, once we close, our clients will have the option to custody where they transact and can rely on Galaxy for the entire lifecycle of transacting and holding digital assets.

. . . .

Christopher Ferraro (Co-President and Chief Investment Officer): Before I hand the call over to Alex, I want to provide a very short update on the BitGo acquisition. Our teams our progressing nicely on tactical and strategic integration planning, led by our

Chief Operating Officer Erin Brown. We’re in active preparation to deliver a single scaled platform to clients on day one post closing, and our discussions have already spawned numerous ideas for synergistic growth on the other side of the merger process.

I’d also like to provide some quick operational highlights from the BitGo business over the last quarter. We’re pleased to announce that BitGo has continued to grow AUC across its clients, with assets under custody of $35.5 billion at quarter end, and surging after the quarter to cross $64 billion in November. They also continue to support over 400 coins and tokens and 150 crypto exchanges worldwide. Moreover, the BitGo transaction enhances both our product innovation and development capabilities. As of today, as Mike mentioned, BitGo’s headcount has reached 234 full-time employees, with significant hiring focused on the technical aspects of the platform. We continue to believe this combined solution will be the premier one-stop-shop for access to digital assets.

. . . .

Deepak Kaushal from BMO Capital Markets: Excellent. Mike and the team, glad to be back on the call, and glad for the opportunity to ask you guys some questions. Mike, just on the first question, on the U.S. listing, for lack of a better word, delay, the prior expectation was Q4 and now you’re looking at Q1. Can you give us some insight into what happened, was it just kind of administrative, and what are kind of the next steps in the process? You’ve done your confidential filing. What should we expect in the near term before that becomes public and listing?

Michael Novogratz: Listen, I can’t give you much color, unfortunately, because we’re in process, but our process will be no different than any company filing with the SEC. They give you comments, you go back and forth. Like we said, we expect, and our excited for our first quarter, close BitGo concurrently with redomiciling in the U.S. and listing here.

. . . .

Mark Palmer from BTIG: Yes, thank you, and good morning. Thanks very much for the update on BitGo’s performance, particularly up through November, which is remarkable. We have been hearing an awful lot about blockchain infrastructure firms that are gearing up for a big surge in staking in 2022, especially with the anticipated merge for Ethereum 2.0. In your integration with BitGo, how are you thinking about staking volumes in 2022, and how are you preparing for a potential increase in volumes?

Christopher Ferraro: Sure. So, we are focused on staking. We think that, objectively, the volume of potential unlock of assets, stakable assets on a bunch of new networks that were launched this year is going to dwarf what we’ve seen so far in the past, and so it is a core focus of ours and a core focus of the entire BitGo team. We think staking is something that clients of a custodian are going to demand, and so we think it’s incredibly important that we offer it. We are working on the strategy on that front. BitGo today does offer staking itself and in partnership with external partners, and we’re going to continue that strategy going forward, but it will be—unless things dramatically change, it will be a core part of our offering.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will publicly file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.